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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12 )*

                                  Fina, Inc.
                                  ----------
                                (Name of Issuer)

                             Class A Common Stock
                             --------------------
                         (Title of Class of Securities)

                                   028861102
                                   ---------
                                 (CUSIP Number)


  Linda Middleton, Petrofina Delaware, Incorporated, P.O., Box 2159, Dallas,
  --------------------------------------------------------------------------
                          Texas 75221 (214-750-2816)
                          --------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

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                                  SCHEDULE 13D



CUSIP No.      028861102                                    Page 2 of 6 Pages
          ----------------------

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Petrofina Delaware, Incorporated, Federal No. 75-1568251

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                   (b) [ ]

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3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Corporation

-------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                         24,796,112 Class A Common Stock
                                          2,000,000 Class B Common Stock
           NUMBER OF
             SHARES               ---------------------------------------------
          BENEFICIALLY            8      SHARED VOTING POWER
            OWNED BY
              EACH                       Not applicable
           REPORTING              ---------------------------------------------
             PERSON               9      SOLE DISPOSITIVE POWER
              WITH
                                         24,796,112 Class A Common Stock
                                          2,000,000 Class B Common Stock
                                  ---------------------------------------------

                                  10     SHARED DISPOSITIVE POWER

                                         Not applicable

-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,796,112 Class A Common Stock
         2,000,000 Class B Common Stock

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN                           [ ]
        ROW (11) EXCLUDES SHARES*

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85% of Class A Common Stock
        100% of Class B Common Stock

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                    This statement constitutes Amendment No. 12 to the Schedule
13D filed with the Securities and Exchange Commission, as amended (the "Initial
Schedule 13D") with respect to the Class A Common Stock, par value $.50 per share, of Fina, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is P.O. Box 2159, Dallas, Texas 75221-2159.

                    This statement is being filed on behalf of Petrofina Delaware, Incorporated to amend Item 4.

                    Other than as set forth herein, there has been no change in the information set forth in any of the Items to the Initial Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                     Item 4 is hereby amended as follows:

                    On February 25, 1997 the Board of Directors of PetroFina S.A. ("PetroFina"), the indirect parent of Petrofina Delaware, Incorporated, made a merger proposal to Fina. The merger proposal letter is attached hereto as Exhibit A and PetroFina's press release announcing the merger proposal is attached hereto as Exhibit B.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


February 28, 1997                          /s/ Linda Middleton            *
--------------------------                -----------------------------------
                     Date                          Linda Middleton
                                                   Secretary

                               Page 3 of 6 pages

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                                 EXHIBIT INDEX




EXHIBIT              DESCRIPTION               PAGE NUMBERING IN SEQUENTIALLY
                                                         NUMBERED COPY

   A         Merger Proposal Letter                            5
   B         Press Release                                     6


                               Page 4 of 6 pages


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                                                                      Exhibit A


February 25, 1997

Fina Inc.
To the attention of the Board of Directors
Fina Plaza
8350 North Central Expressway
USA - Dallas, Texas 75208

Ladies and Gentlemen,

We are pleased to propose a negotiated merger as a result of which Fina, Inc. would become a wholly-owned affiliate of PetroFina. The principal terms are as follows:

1. The transaction would be a negotiated merger in which each holder of a Class A share not owned by PetroFina and its affiliates would receive US$ sixty (60) per share. We propose to discuss with you whether Fina shareholders would receive PetroFina shares, or cash, or an option of either.

2. Consummation of the merger would be subject, among other things, to approval of the Board of Directors of Fina, Inc. and negotiation and execution of a definitive merger agreement containing customary terms and conditions.

We advise you that concurrently with this transaction, PetroFina intends to seek listing on The New York Stock Exchange of American Depositary Receipts
(ADRs) representing shares of PetroFina S.A.

We understand that you may wish to consider this proposal through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in that consideration. We invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience.

We hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

Sincerely,

PetroFina S.A.

/s/  Michel-Marc Delcommune
Michel-Marc Delcommune
Executive Director

 /s/  Francois Cornelis
Francois Cornelis
Vice-Chairman and Managing Director

                               Page 5 of 6 pages


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                                                                 Exhibit B

PetroFina S.A.                                                February 25, 1997
Public Relations & Communication

                                 Press release


During a special meeting held on the 25th February 1997, the Board of Directors of PetroFina took the following decisions:

1. To propose to the Board of Directors of its American subsidiary Fina, Inc., a negotiated merger pursuant to which PetroFina would hold, directly or indirectly, 100% of the shares of Fina, Inc. Today, PetroFina and its affiliates hold approximately 85.4% of the shares of Fina, Inc.

2. To propose that the shareholders of Fina, Inc. would receive an amount of US$ 60 per share. Based on the current number of shares outstanding, the value of the transaction will be approximately US$ 266 million or 9.2 billion BEF. The terms of the proposed merger will be negotiated with independent directors of Fina, Inc. including whether Fina shareholders would receive PetroFina shares, or cash, or an option of either.

3. The Board of PetroFina has declared its intention to seek a listing of its shares on The New York Stock Exchange.

PetroFina would be the first Belgian Company listed on the New York Stock Exchange. PetroFina shares are also traded on the Brussels Stock Exchange as well as in London and other European financial centres. PetroFina's presence on The New York Stock Exchange would give it improved access to capital markets in the United States.

To the extent PetroFina shares are issued as a result of the proposed merger, the Board of PetroFina is prepared to convene, at the appropriate time, a general meeting of the shareholders with a view to seeking their authorisation to repurchase PetroFina shares to avoid an aggregate increase in the number of outstanding shares.

PetroFina S.A., is the parent company of a world-wide integrated oil and petrochemical group, headquartered in Brussels and employing 14,000 people in 50 countries. The group's 1996 consolidated net income (excluding minority interests) has been estimated as 16.0 billion BEF under Belgian accounting principles (approximately US$ 470 millions), or 690 BEF per share, an increase of 38 percent over 1995. Apart from those of its U.S. affiliate, PetroFina's major refineries and petrochemical plants are situated in Belgium, England and Italy. Its service station network, under the "Fina" brand name, includes 4,000 outlets in Europe. Its chemical sales focus on high-density polyethylene, polypropylene and polystyrene.


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